REXAM

03 DEC 30 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SUPPL

03045513

15 December 2003

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dlw 1/8

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

Rexam names new Chief Executive

Rexam PLC, the global consumer packaging company, is pleased to announce that the Board has decided to appoint **Stefan Angwald** to succeed Rolf Börjesson as Chief Executive. Stefan will join the company on 5 January 2004 as a Director and Chief Executive designate and will assume the role of Chief Executive after the Annual General meeting on 25 May 2004. At this time Rolf Börjesson will become non executive Chairman of Rexam and Jeremy Lancaster, the current Chairman, will retire.

Stefan, who is 54, was until recently the Chief Executive Officer of SCA Hygiene, a global consumer goods business with a £3.5 billion turnover and the largest division of SCA AB, the international paper, packaging and hygiene products group. He has spent the majority of his career in SCA's hygiene business.

Stefan held various senior positions within the SCA group, most of them on international assignment. He has a strong history of strategic insight in manufacturing and marketing as well as broad experience of managing diverse international teams. He successfully pioneered SCA's hygiene products in a number of markets before setting up operations in the North American market in the early eighties. Posted to Europe in the mid eighties to coordinate and improve the hygiene products business, he was a key player in building it from a relatively modest European operation to a leading international £3.5 billion business with manufacturing and distribution in more than 40 countries and employing approximately 18,000 people. He became CEO of SCA Hygiene in 2000.

Stefan, a Swedish national, is married and has two children. He is currently living in Munich and will be moving to London in the new year.

Commenting on the appointment, Jeremy Lancaster, said: "The Board is delighted with the appointment of Stefan as Rexam's next Chief Executive. He clearly understands the dynamics of a manufacturing industry with strong customers and suppliers, and brings years of experience in managing multinational businesses. Rexam has come a long way in a short time. Stefan's industrial background, his proven leadership qualities as well as his intimate knowledge of consumer products give him the right qualities to drive our company forward into the next stages of its development."

9 December 2003

More...

Enquiries
Rexam
Rolf Börjesson, Chief Executive +44 20 7227 4100
Graham Chipchase, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain +44 20 7269 7291

Editor's notes:

A photo of Stefan Angwald is available on http://rexam.press.xture.com

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical, and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.4 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com